Exhibit 12.2

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the three months ended March 31, 2016
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1)	$132,409

Add:
Interest on indebtedness (excluding capitalized interest)	53,237
Amortization of debt premiums, discounts and capitalized expenses	4,269
Amortization of capitalized interest	1,211
Portion of rents representative of the interest factor	1,854
192,980

Distributed income from equity investees	26,730

Pretax earnings from continuing operations, as adjusted	$219,710

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$53,237
Capitalized interest	1,699
Preferred dividend factor	12,499
Amortization of debt premiums, discounts and capitalized expenses	4,269
Portion of rents representative of the interest factor	1,854

Combined fixed charges and preferred stock dividends	$73,558

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.0

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $50.9 million.